August 9, 2017 Acquisition Enhances PPBI’s Southern California Footprint Acquiring (NASDAQ: PPBI) (OTC Pink: PLZZ) Exhibit 99.1

2 Forward‐Looking Statements and Where to Find Additional Information Forward Looking Statements This investor presentation may contain forward‐looking statements regarding Pacific Premier Bancorp, Inc. ("PPBI"), including its wholly owned subsidiary Pacific Premier Bank (“Pacific Premier”), Plaza Bancorp (“Plaza"), including its wholly owned subsidiary Plaza Bank and the proposed acquisition. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward‐looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; governmental approval of the acquisition may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the acquisition; conditions to the closing of the acquisition may not be satisfied; and the shareholders of Plaza may fail to approve the consummation of the acquisition. Annualized, pro forma, projected and estimated numbers in this investor presentation are used for illustrative purposes only, are not forecasts and may not reflect actual results. PPBI and Plaza undertake no obligation to revise or publicly release any revision or update to these forward‐looking statements to reflect events or circumstances that occur after the date on which such statements were made. Additional Information About the Merger This investor presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition transaction, PPBI will file a registration statement on Form S‐4 with the Securities and Exchange Commission ("SEC") that will include a consent solicitation statement of Plaza. PPBI also plans to file other relevant materials with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the shareholders of Plaza and PPBI in connection with their vote on the acquisition. SHAREHOLDERS OF PLAZA ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The final consent solicitation statement/prospectus will be mailed to shareholders of Plaza. Investors and security holders will be able to obtain the documents, and any other documents PPBI has filed with the SEC, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by PPBI will be available free of charge by (1) accessing PPBI’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings”, (2) writing PPBI at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations, or (3) writing Plaza at 18200 Von Karman Avenue Suite 500, Irvine , CA 92612, Attention: Corporate Secretary. The directors, executive officers and certain other members of management and employees of Plaza may be deemed to be participants in the solicitation of consents in favor of the acquisition from the shareholders of Plaza. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

3 Transaction Highlights  Plaza is a commercial banking franchise with assets of $1.3 billion,  ROAA of 1.19% and an attractive non‐maturity deposit base  Geographic fit – expands PPBI into Los Angeles County to fill‐in  footprint  PPBI pro forma assets of $7.7 billion – continuing to create  scarcity value  Acquisition is consistent with PPBI’s stated strategic goals and  objectives   Attractive valuation – Price/TBV of 187.1% and P/E of 15.7x  Financially compelling economics for PPBI shareholders  Immediately accretive to EPS(1)  Immediately accretive to tangible book value per share   Tangible book value payback period of 0 years Source: SNL Financial, PPBI and Plaza information as of 6/30/2017  Note: Valuation multiples based on PPBI stock price of $36.45 as of 8/8/2017 (1) PPBI average EPS for 2017 and 2018 per SNL FactSet research. EPS accretion excludes non‐recurring  merger related expenses PPBI Branch Plaza Branch Rationale and Highlights Pro Forma Branch Footprint

4 Overview of Plaza Bancorp Company Highlights  Commercial banking franchise focused on the business  communities of Southern California and Las Vegas  7 branches, including 4 in Los Angeles County, 1 in Orange  County, 1 in San Diego and 1 in Las Vegas, with 175 total  employees (FTE)  Loan mix includes 28.8% owner occupied CRE, 25.1% SBA  loans, 16.0% C&I, and 11.3% non‐owner occupied CRE  Deposit mix includes 26.7% non‐interest bearing and  76.9% non‐maturity deposits  Net income of $3.5 million in Q2 2017, which increased  19.6% vs. Q2 2016  Net income of $13.1 million over the last twelve months Company Snapshot ‐ Plaza Bancorp Exchange / Ticker OTC Pink: PLZZ Company Headquarters Irvine, CA Year Established 2005 Financial Highlights ($000s) Total Assets  1,265,925$    Net Income (Last Twelve Months) 13,071$          Net Income (Q2 2017) 3,534$            Return on Average Assets (LTM) 1.11% Return on Average Assets (Q2 2017) 1.19% Net Interest Margin (Q2 2017) 4.83% Efficiency Ratio (Q2 2017) 57.1% Non‐Maturity Deposits % of Total Deposits 76.9% Non‐Performing Assets / Total Assets 0.39% Source: SNL Financial, Plaza information as of 6/30/2017

5 $2,955  $3,534   $2,600  $2,700  $2,800  $2,900  $3,000  $3,100  $3,200  $3,300  $3,400  $3,500  $3,600 Q2 2016 Q2 2017 $902,894  $1,074,021   $800,000  $850,000  $900,000  $950,000  $1,000,000  $1,050,000  $1,100,000 Q2 2016 Q2 2017 $958,949  $1,056,734   $900,000  $920,000  $940,000  $960,000  $980,000  $1,000,000  $1,020,000  $1,040,000  $1,060,000  $1,080,000 Q2 2016 Q2 2017 1.09% 1.19% 0.75% 0.80% 0.85% 0.90% 0.95% 1.00% 1.05% 1.10% 1.15% 1.20% 1.25% Q2 2016 Q2 2017 Plaza’s Financial Trends Loans Source: SNL Financial, as of 6/30/2017 Note: All dollars in thousands Deposits Net Income Return on Average Assets 10.2% Increase vs.  Q2 2016 19.0% Increase vs.  Q2 2016 19.6% Increase vs.  Q2 2016

6 Orange County 37% Inland Empire 20% San Diego  County 4% Central Coast 30% Los Angeles  County 6% Las Vegas 4% Orange County 38% San Diego  County 2% Los Angeles  County 39% Las Vegas 22% Source: SNL Financial, deposits information as of 6/30/2016, unless noted otherwise Plaza, Standalone  Provides a foothold in Los Angeles County with $353 million of  deposits  Attractive growth opportunities with PPBI’s platform  32 branches for pro forma PPBI and $188 million average  deposits per branch (as of 6/30/2017) Geographic Fit – Expanding into Los Angeles Pasadena Branch Manhattan  Beach Branch El Segundo Branch Irvine Branch  (Plaza HQ) PPBI Branch Plaza Branch PPBI, Pro Forma Deposits by Geography Southern California Footprint Montebello Branch

7 Transaction Assumptions and Pro Forma Impact Consideration  Fixed exchange ratio of 0.200 for Plaza shareholders – 100% stock consideration, no caps or collars  PPBI issues 6,035,119 shares of common stock  Pro forma ownership of 86.9% for PPBI and 13.1% for Plaza  Transaction value of $226.3 million, or $7.29 per share(1)  Plaza stock options and warrants will be cashed out for in‐the‐money value of $6.3 million(1) Valuation  Multiples  Price / earnings of 15.7x for EPS in Q2 2017, annualized  Price / tangible book value per share of 187.1%  Premium to Plaza’s closing price of 12.2% Pro Forma Impact  to PPBI  Immediately accretive to EPS in 2018 and 3.9% accretive in 2019(2)  Immediately accretive to tangible book value per share and tangible book value payback period of 0 years  Internal rate of return greater than 15% Board of Directors  Carpenter Fund Manager GP, LLC, which currently owns approximately 86% of the outstanding shares of Plaza, may designate one  individual to serve on the Boards of PPBI and Pacific Premier Bank, so long as it owns at least 9.9% of the combined company Other  Assumptions  Closing expected in late Q4 2017 or early Q1 2018  Estimated cost savings of approximately 35.0% of Plaza’s non‐interest expense (phased‐in 75% in 2018 and 100% in 2019)  No revenue synergies assumed for modeling purposes  Pre‐tax one‐time merger related expenses of approximately $14.4 million at closing  Expectation for run‐off of Plaza’s higher cost deposits after closing (approximately 10% run‐off in 2018) Capital Ratios  Pro forma TCE ratio of 9.0%, leverage ratio 9.7% and total risk based capital ratio 12.4% (1) Based on PPBI stock price of $36.45 as of 8/8/2017 (2) PPBI average EPS for 2017 and 2018 per SNL FactSet research. EPS accretion excludes  non‐recurring merger related expenses

8 Noninterest‐ Bearing Demand 36.6% Checking and  NOW 6.5% Money Mkt. and  Savings 40.6% Retail CDs 11.6% Wholesale CDs 4.7% Noninterest‐ Bearing Demand 26.7% Checking and  NOW 3.0% Money Mkt. and  Savings 47.2% Retail CDs 15.6% Wholesale CDs 7.5% Noninterest‐ Bearing Demand 34.8% Checking and  NOW 5.9% Money Mkt. and  Savings 41.7% Retail CDs 12.3% Wholesale CDs 5.2% Construction 6.6% 1‐4 Family 6.6% Multi‐Family 15.3% NOO‐CRE 22.5% OO‐CRE 15.0% C&I 15.1% Farm & Ag. 4.8% Franchise 11.6% SBA 2.2% Consumer and  Other 0.2% Construction 0.7% 1‐4 Family 8.8% Multi‐Family 2.5% NOO‐CRE 11.3% OO‐CRE 28.8% C&I 16.0% SBA 25.1% Consumer and  Other 6.9% Construction 5.5%1‐4 Family 7.0% Multi‐Family 13.0% NOO‐CRE 20.5% OO‐CRE 17.5% C&I 15.2% Farm & Ag. 4.0% Franchise 9.5% SBA 6.3% Consumer and  Other 1.4% Pro Forma Loans & Deposits Pro Forma(1)PlazaPPBI PPBI Plaza Pro Forma(1) Loan  Mix $4.9B Deposits 0.25% Cost of Deposits $1.1B Deposits 0.59% Cost of Deposits $6.0B Deposits 0.31% Cost of Deposits $4.9B Loans 5.29% Yield on Loans $1.1B Loans 5.99% Yield on Loans $5.9B Loans 5.42% Yield on Loans Source: SNL Financial, PPBI and Plaza information for the quarter ended 6/30/2017 (1) Pro forma does not include purchase accounting or merger related adjustments Deposit  Mix

Scarcity Value and Organizational Scale

- Combined PPBI and Plaza would become the 5th largest bank headquartered in Southern California(1)
- List below includes banks headquartered in Southern California and total assets of $1.0 billion or greater. Excludes pending merger targets and ethnic-focused banking institutions. Sorted by total assets

							Deposit Mix	
Company Name	Ticker	Exchange	City	Total Assets	Market Cap.	Loans / Deposits	Non-Int. Bearing	Non-Maturity
PacWest Bancorp	PACW	NASDAQ	Beverly Hills	$ 22,247	$ 5,809	92.1%	39.7%	86.2%
Banc of California, Inc.	BANC	NYSE	Santa Ana	$ 10,366	$ 1,007	74.0%	14.1%	80.1%
Bofl Holding, Inc.	BOFI	NASDAQ	San Diego	$ 8,502	$ 1,758	107.5%	12.3%	88.3%
CVB Financial Corp.	CVBF	NASDAQ	Ontario	$ 8,418	$ 2,376	70.0%	58.7%	94.0%
Pro Forma PPBI + Plaza	**PPBI**	**NASDAQ**	**Irvine**	**$ 7,707**	**$ 1,680**	**98.1%**	**34.8%**	**82.5%**
Opus Bank	OPB	NASDAQ	Irvine	$ 7,676	$ 886	82.4%	14.8%	92.9%
Farmers & Merchants Bank of Long Beach	FMBL	OTCQB	Long Beach	$ 6,908	$ 1,008	69.5%	39.8%	84.2%
Pacific Premier Bancorp, Inc.	**PPBI**	**NASDAQ**	**Irvine**	**$ 6,441**	**$ 1,460**	**98.2%**	**36.6%**	**83.7%**
First Foundation Inc.	FFWM	NASDAQ	Irvine	$ 3,903	$ 600	99.5%	29.7%	72.8%
Community Bank	CYHT	OTC Pink	Pasadena	$ 3,749	$ 517	96.5%	41.3%	78.8%
Grandpoint Capital, Inc.	GPNC	OTC Pink	Los Angeles	$ 3,252	$ 595	99.1%	36.1%	85.6%
American Business Bank	AMBZ	OTC Pink	Los Angeles	$ 1,778	$ 290	55.5%	52.0%	97.3%
Plaza Bancorp	**PLZZ**	**OTC Pink**	**Irvine**	**$ 1,266**	**$ 196**	**98.4%**	**26.7%**	**76.9%**
Pacific Mercantile Bancorp	PMBC	NASDAQ	Costa Mesa	$ 1,212	$ 183	98.0%	32.2%	72.7%
Silvergate Bank	-	-	La Jolla	$ 1,205	-	87.7%	46.5%	80.1%
Provident Financial Holdings, Inc.	PROV	NASDAQ	Riverside	$ 1,201	$ 147	98.5%	8.4%	71.1%
H Bancorp LLC	-	-	Irvine	$ 1,097	-	110.3%	41.3%	92.6%
Malaga Financial Corporation	MLGF	OTC Pink	Palos Verdes Estates	$ 1,020	$ 173	122.7%	14.9%	65.6%
Median				**$ 3,749**	**$ 600**	**98.0%**	**36.1%**	**83.7%**

(1) Includes the following counties: Orange, Los Angeles, San Bernardino, Riverside and San Diego
Source: SNL Financial for most recent quarter. Market data as of 8/8/2017
Note: All dollars in millions
Note: Does not include impact from acquisitions pending as of or completed after the most recent quarter

9

10 $961  $1,174  $1,714  $1,745  $1,922  $2,034  $2,039  $2,753  $2,637  $2,714  $2,790  $3,562  $3,598  $3,755  $4,036  $4,174  $6,441  $7,707   $‐  $1,000  $2,000  $3,000  $4,000  $5,000  $6,000  $7,000  $8,000  $9,000 2011 2012 2013 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Q1 '17 Q2 '17 Q2 '17 Pro FormaNon‐Acquired Acquired History of PPBI Total Assets – Acquired vs. Non‐Acquired February 2011  Acquired Canyon  National Bank  ($192MM assets) in  FDIC‐assisted deal January 2016 Acquired SCAF  ($715MM assets) Timely and efficient acquisitions have accelerated PPBI’s growth and performance April 2017 Acquired HEOP  ($2.0B assets)  Total assets compound annual growth rate of 46% since 2011 Source: SNL Financial, as of 6/30/2017 Note: Pro forma does not include purchase accounting or merger related adjustments August 2017 Announced  acquisition of Plaza  ($1.3B assets)March 2013 and June 2013 Acquired First Associations  Bank ($424MM assets) and  San Diego Trust Bank  ($211MM assets) April 2012  Acquired Palm  Desert National  Bank ($103MM  assets) in FDIC‐ assisted deal January 2014 Acquired Infinity  Franchise Holdings  ($80MM assets), a  specialty finance  company January 2015 Acquired  Independence Bank  ($422MM assets)

11 Summary  Strategically attractive with compelling financial metrics – meets all of PPBI’s M&A criteria  Creating a Southern California franchise approaching $8 billion in assets with a branch footprint  that spans from California’s Central Coast to San Diego  We have long desired to have a presence in Los Angeles County – we believe there are attractive  growth opportunities with our platform in this geography  Significant due diligence completed on Plaza – credit, operations, compliance and regulatory  Retaining key relationship managers  Continued investment in infrastructure and technology – well positioned for crossing $10 billion  asset threshold  PPBI has a history of successful merger execution and integration – creating shareholder value

12 Concluding Thoughts Appendix

13 Pro Forma Capital Ratios – As of 6/30/2017 Note: All dollars in thousands for consolidated holding company Source: SNL Financial, PPBI and Plaza information as of 6/30/2017 (1) Non‐GAAP, please see GAAP reconciliation PPBI Plaza Pro Forma Tangible Common Equity Ratio (1) 9.2% 9.4% 9.0% Leverage Ratio 9.9% 9.7% 9.7% Common Equity Tier‐1 Ratio  10.7% 10.2% 10.4% Tier‐1 Ratio 11.1% 10.2% 10.7% Risk Based Capital Ratio 12.7% 13.6% 12.4%

14 Non‐GAAP Financial Measures Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per share are a non‐GAAP financial measures derived from GAAP‐based amounts. We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders' equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per common share, which we calculate by dividing common stockholders’ equity by common shares outstanding. We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk‐based capital ratios. Accordingly, we believe that these non‐GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non‐GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non‐GAAP measure of tangible common equity ratio to the GAAP measure of common equity ratio and tangible book value per share to the GAAP measure of book value per share are set forth below. Note: All dollars in thousands Source: SNL Financial, PPBI and Plaza information as of 6/30/2017 PPBI Pro Forma Common Stockholders' Equity 959,731$       1,172,709$    Less: Intangible Assets 405,869$       515,053$       Tangible Common Equity 553,862$       657,656$       Common Shares Outstanding 40,048,758 46,083,877 Book Value Per Share 23.96$           25.45$           Less: Intangible Assets Per Share 10.13$           11.18$           Tangible Book Value Per Share 13.83$           14.27$           Total Assets 6,440,631$    7,795,134$    Less: Intangible Assets 405,869$       515,053$       Tangible Assets 6,034,762$    7,280,081$    Tangible Common Equity Ratio 9.2% 9.0%